Exhibit 99.5

The Real Brokerage Inc. Announces Second Quarter 2024 Financial Results

TORONTO and NEW YORK, August 7, 2024 – (BUSINESS WIRE) – The Real Brokerage Inc. (NASDAQ: REAX) (“Real” or the “Company”), a technology platform reshaping real estate for agents, home buyers and sellers, announced today financial results for the second quarter ended June 30, 2024.

“Real achieved outstanding results in the second quarter, surpassing our own expectations and achieving new highs in Revenue and Gross Profit,” said Tamir Poleg, Real’s Chairman and Chief Executive Officer. “Our performance underscores the resilience and attractiveness of our business model, combined with the efficiencies enabled by our differentiated technology platform.”

“We were thrilled to announce the launch of the Real Luxury division and the Real Partners program this quarter,” said Sharran Srivatsaa, President of Real. “These initiatives, along with our ProTeams and Private Label programs, were designed to attract even more agents to Real and to provide them with access to vetted vendors and partners, elevating the service we can offer our clients. As the industry prepares to implement practice changes, we are doubling down on training and equipping our agents with the tools and skills they need to thrive in any market condition.”

“We look forward to building on our strong first half results to deliver continued significant year over year growth and improved profitability in the balance of the year,” said Michelle Ressler, Real’s Chief Financial Officer. “We will continue making necessary investments in our people and platform to support our rapidly growing agent base, deliver an exceptional experience, and ensure Real’s long-term success.”

Q2 2024 Operational Highlights1

●	The total value of completed real estate transactions reached $12.6 billion in the second quarter of 2024, an increase of 80% from $7.0 billion in the second quarter of 2023.

●	The total number of transactions closed was 30,367 in the second quarter of 2024, an increase of 73% from 17,537 in the second quarter of 2023.

●	The total number of agents on the platform increased to 19,540 at the end of the second quarter of 2024, an increase of 70% from the second quarter of 2023. As of August 7, 2024, over 20,000 agents are now on the Real platform.

Q2 2024 Financial Highlights

●	Revenue rose to $340.8 million in the second quarter of 2024, an increase of 84% from $185.3 million in the second quarter of 2023.

●	Gross profit reached $31.9 million in the second quarter of 2024, an increase of 79% from $17.8 million in the second quarter of 2023.

●	Net loss attributable to owners of the Company was $1.2 million in the second quarter of 2024, compared to $4.1 million in the second quarter of 2023.

●	Adjusted EBITDA[2] was $14.0 million in the second quarter of 2024, compared to $2.6 million in the second quarter of 2023. Adjusted EBITDA in the second quarter of 2024 excludes $0.4 million of litigation expenses incurred during the quarter related to the settlement of antitrust litigation.

1 All dollar references are in U.S. dollars.

2 There are references to “Adjusted EBITDA” and “Adjusted Operating Expense” in this press release, which are non-IFRS measures. See accompanying note under the heading “Non-IFRS Measures” for an explanation of the composition of these non-IFRS measures.

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●	Operating expenses, which include General & Administrative, Marketing, and Research and Development expenses, increased to $32.5 million in the second quarter of 2024, a 51% increase from $21.5 million in the second quarter of 2023.

●	Revenue share expense, which is included in Marketing expenses, was $12.5 million in the second quarter of 2024, a 62% increase compared to $7.7 million in the second quarter of 2023.

●	Adjusted operating expenses, which reflect operating expenses less revenue share expense, stock-based compensation, depreciation, expenses related to the settlement of antitrust litigation, and other unique or non-cash expenses, were $14.7 million in the second quarter of 2024, an increase of 39% from $10.6 million in the second quarter of 2023. Adjusted operating expense per transaction was $485 in the second quarter of 2023, a decline of 20% from $606 in the second quarter of 2023.

●	Loss per share was $0.01 in the second quarter of 2024, compared to a loss per share of $0.02 in the second quarter of 2023.

●	The Company repurchased 2.7 million common shares for $10.6 million in the second quarter of 2024, pursuant to its normal course issuer bid.

●	As of June 30, 2024, Real had cash and cash equivalents of $33.6 million, consisting of $23.3 million of unrestricted cash and $10.3 million held in investments in financial assets.

●	Real continues to have no debt.

The Company will discuss the second quarter results on a conference call and live webcast today at 8:30 a.m. ET.

Conference Call Details:

Date:	Wednesday, August 7, 2024

Time:	8:30 a.m. ET

Dial-in Number:	North American Toll Free: 888-506-0062
International: 973-528-0011

Access Code:	947955

Webcast:	https://www.webcaster4.com/Webcast/Page/2699/50818

Replay Information:

Replay Number:	North American Toll Free: 877-481-4010
International: 919-882-2331

Access Code:	50818

Replay Link:	https://www.webcaster4.com/Webcast/Page/2699/50818

Non-IFRS Measures

This news release includes references to “Adjusted EBITDA”, and “Adjusted Operating Expense”, which are non-International Financial Reporting Standards (“IFRS”) financial measures. Non-IFRS measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies.

Adjusted EBITDA is used as an alternative to net income by removing major non-cash items, such as depreciation, amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers unique and/or non-operating in nature.

Adjusted Operating Expense is used as an alternative to operating expenses by removing major non-cash items such as stock-based compensation, depreciation, and other unique or non-cash expenses, while retaining ongoing fixed operating expenses and excluding variable cash expenses associated with revenue share.

Adjusted EBITDA and Adjusted Operating Expense have no direct comparable IFRS financial measures. The Company has used or included these non-IFRS measures solely to provide investors with added insight into Real’s financial performance. Readers are cautioned that such non-IFRS measures may not be appropriate for any other purpose. Non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our Adjusted EBITDA is reconciled to the most comparable IFRS measure for the three months and six months ended June 30, 2024 and 2023 and is presented in the table below labeled Reconciliation of Total Comprehensive Loss Attributable to Owners of the Company to Adjusted EBITDA. Our Adjusted Operating Expense reconciled to the most comparable IFRS measure is presented for the three months ended June 30, 2024 and on a quarterly basis for the prior two fiscal years in the table below labeled Reconciliation of Operating Expense to Adjusted Operating Expense.

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THE REAL BROKERAGE, INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITIONS

(Expressed in thousands of U.S. dollars)

(unaudited)

	As of
	June 30, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$23,316	$14,707
Restricted cash	33,124	12,948
Funds held in escrow account	9,250	-
Investments in financial assets	10,276	14,222
Trade receivables	18,631	6,441
Other receivables	56	63
Prepaid expenses and deposits	1,541	2,132
TOTAL CURRENT ASSETS	96,194	50,513
NON-CURRENT ASSETS
Intangible assets	2,996	3,442
Goodwill	8,993	8,993
Property and equipment	1,977	1,600
TOTAL NON-CURRENT ASSETS	13,966	14,035
TOTAL ASSETS	110,160	64,548

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	1,196	571
Accrued liabilities	33,629	13,374
Customer deposits	33,124	12,948
Other payables	11,028	302
Warrants outstanding	356	-
TOTAL CURRENT LIABILITIES	79,333	27,195
NON-CURRENT LIABILITIES
Warrants outstanding	-	269
TOTAL NON-CURRENT LIABILITIES	-	269
TOTAL LIABILITIES	79,333	27,464

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Share premium	79,075	62,567
Stock-based compensation reserves	57,020	52,937
Deficit	(95,517)	(78,205)
Other reserves	422	(167)
Treasury stock, at cost	(10,435)	(257)
EQUITY ATTRIBUTABLE TO OWNERS	30,565	36,875
Non-controlling interests	262	209
TOTAL EQUITY	30,827	37,084
TOTAL LIABILITIES AND EQUITY	$110,160	$64,548

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THE REAL BROKERAGE, INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in thousands of U.S. dollars, except for per share amounts)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Revenues	$340,778	$185,332	$541,521	$293,177
Commissions and other agent-related costs	308,910	167,573	488,894	264,610
Gross Profit	31,868	17,759	52,627	28,567

General & administrative expenses	14,015	9,654	26,151	18,292
Marketing expenses	15,889	10,266	28,518	17,950
Research and development expenses	2,608	1,579	5,070	3,103
Settlement of litigation	-	-	9,250	-
Operating Loss	(644)	(3,740)	(16,362)	(10,778)

Other income	57	40	230	68
Finance expenses, net	(523)	(272)	(1,075)	(577)
Net Loss	(1,110)	(3,972)	(17,207)	(11,287)
Net Income Attributable to Noncontrolling Interests	105	146	105	226
Net Loss Attributable to Owners of the Company	(1,215)	(4,118)	(17,312)	(11,513)
Other comprehensive income/(loss):
Cumulative (Gain)/Loss on Investments in Debt Instruments Classified as at FVTOCI Reclassified to Profit or Loss	51	42	94	135
Foreign currency translation adjustment	376	(85)	495	62
Total Comprehensive Loss Attributable to Owners of the Company	(788)	(4,161)	(16,723)	(11,316)
Total Comprehensive Income Attributable to NCI	105	146	105	226
Total Comprehensive Loss	(683)	(4,015)	(16,618)	(11,090)
Loss per share
Basic and diluted loss per share	$(0.01)	$(0.02)	$(0.09)	$(0.06)
Weighted-average shares, basic and diluted	189,046	179,764	186,568	178,252

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THE REAL BROKERAGE, INC.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
OPERATING ACTIVITIES
Net Loss	$(1,110)	$(3,972)	$(17,207)	$(11,287)
Adjustments for:
Depreciation and amortization	340	284	666	553
Equity-settled share-based payments	13,536	6,075	22,380	11,836
Finance costs	271	116	671	299
Changes in operating asset and liabilities:
Funds held in restricted escrow account	(9,250)	-	(9,250)	-
Trade receivables	(9,096)	(526)	(12,190)	(378)
Other receivables	34	23	7	22
Prepaid expenses and deposits	(319)	(306)	591	(530)
Accounts payable	103	776	625	672
Accrued liabilities	12,415	6,333	20,255	9,414
Customer deposits	8,684	14,144	20,176	22,099
Other payables	362	641	10,726	166
NET CASH PROVIDED BY OPERATING ACTIVITIES	15,970	23,588	37,450	32,866

INVESTING ACTIVITIES
Purchase of property and equipment	(501)	(110)	(597)	(250)
Investment deposits in debt instruments held at FVTOCI	(1,542)	(3,223)	(1,713)	(3,729)
Investment withdrawals in debt instruments held at FVTOCI	5,730	845	5,752	845
NET CASH USED IN INVESTING ACTIVITIES	3,687	(2,488)	3,442	(3,134)

FINANCING ACTIVITIES
Purchase of common shares for Restricted Share Unit (RSU) Plan	(10,603)	(810)	(15,226)	(1,411)
Shares withheld for taxes	(420)	-	(741)	-
Proceeds from exercise of stock options	3,010	146	3,623	212
Payment of lease liabilities	-	(16)	-	(96)
Cash disbursements for non-controlling interest	(14)	-	(52)	-
NET CASH USED IN FINANCING ACTIVITIES	(8,027)	(680)	(12,396)	(1,295)

Net change in cash, cash equivalents and restricted cash	11,630	20,420	28,496	28,437
Cash, cash equivalents and restricted cash, beginning of year	44,512	26,411	27,655	18,327
Fluctuations in foreign currency	298	(87)	289	(19)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH BALANCE, ENDING BALANCE	$56,440	$46,745	$56,440	$46,745

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THE REAL BROKERAGE, INC.

RECONCILIATION OF TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO OWNERS OF THE COMPANY TO ADJUSTED EBITDA

(Expressed in thousands of U.S. dollars)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Total Comprehensive Loss Attributable to Owners of the Company	(788)	(4,161)	(16,723)	(11,316)
Add/(Deduct):
Finance Expenses, net	523	272	1,075	577
Net Income Attributable to Noncontrolling Interest	105	146	105	226
Cumulative (Gain)/Loss on Investments in Debt Instruments Classified as at FVTOCI Reclassified to Profit or Loss	(51)	(42)	(94)	(135)
Depreciation and Amortization	340	284	666	553
Stock-Based Compensation	13,536	6,075	22,380	11,836
Restructuring Expenses	-	44	-	85
Expenses Related to Anti-Trust Litigation Settlement	369	-	10,226	-
Adjusted EBITDA	$14,034	$2,618	$17,637	$1,826

THE REAL BROKERAGE, INC.

BREAKOUT OF REVENUE BY SEGMENT

(Expressed in thousands of U.S. dollars)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Main revenue streams
Commissions	$338,574	$184,022	$537,826	$291,137
Title	1,255	948	2,050	1,546
Mortgage Income	949	362	1,645	494
Total Revenue	$340,778	$185,332	$541,521	$293,177

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THE REAL BROKERAGE INC.

RECONCILIATION OF OPERATING EXPENSE TO ADJUSTED OPERATING EXPENSE BY QUARTER

(Expressed in thousands of U.S. dollars)

(unaudited)

	2022				2023				2024
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Operating Expense	10,129	13,496	12,886	15,184	17,846	21,499	22,742	26,796	36,477	32,512
Less: Revenue Share Expense	2,703	4,376	3,876	4,020	5,434	7,684	7,946	6,840	9,064	12,475
Revenue Share Expense (% of revenue)	4.4%	3.9%	3.5%	4.2%	5.0%	4.1%	3.7%	3.8%	4.5%	3.7%
Less:
Stock-Based Compensation - Employees	1,205	897	281	608	1,019	1,214	285	6,543	1,493	2,265
Stock-Based Compensation - Agents	582	547	1,776	2,614	1,541	1,640	2,769	1,830	2,137	2,335
Depreciation Expense	3	135	87	108	269	284	277	298	326	340
Restructuring Expense	-	-	62	160	41	44	80	58	-
Expenses Related to Anti-Trust Litigation Settlement	-	-	-	-	-	-	-	-	9,857	369
Subtotal	1,790	1,579	2,206	3,490	2,870	3,182	3,411	8,729	13,813	5,309
Adjusted Operating Expense[1]	5,636	7,541	6,804	7,674	9,542	10,633	11,385	11,226	13,600	14,728
Adjusted Operating Expense (% of revenue)	9.1%	6.7%	6.1%	8.0%	8.8%	5.7%	5.3%	6.2%	6.8%	4.3%

1Adjusted operating expense excludes revenue share, stock-based compensation, depreciation and other non-recurring or non-cash expenses.

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THE REAL BROKERAGE INC.

KEY PERFORMANCE METRICS BY QUARTER

(Dollar amounts expressed in U.S. dollars)

(unaudited)

	2022				2023				2024
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Transaction Data
Closed Transaction Sides	6,248	10,224	11,233	9,745	10,963	17,537	20,397	17,749	19,032	30,367
Total Value of Home Side Transactions ($, billions)	2.4	4.2	4.2	3.5	4.0	7.0	8.1	6.8	7.5	12.6
Median Home Sale Price ($, thousands)	$345	$375	$360	$348	$350	$369	$370	$355	$372	$384
Agent Metrics
Total Agents	4,500	5,600	6,700	8,200	10,000	11,500	12,175	13,650	16,680	19,540
Agent Churn Rate (%)	7.9	7.2	7.3	4.4	8.3	6.5	10.8	6.2	7.9	7.5
Revenue Churn Rate (%)	1.6	2.1	2.5	2.4	4.3	3.8	4.5	4.9	1.9	1.6
Headcount and Efficiency Metrics
Full-Time Employees	112	121	122	118	127	145	162	159	151	231
Full-Time Employees, Excluding One Real Title and One Real Mortgage	82	91	87	84	88	102	120	118	117	142
Headcount Efficiency Ratio[1]	1:55	1:62	1:77	1:98	1:114	1:113	1:101	1:116	1:143	1:138
Revenue Per Full Time Employee ($, thousands)[2]	$752	$1,235	$1,283	$1,144	$1,226	$1,817	$1,789	$1,537	$1,716	$2,400
Operating Expense Excluding Revenue Share ($, thousands)	$7,426	$9,120	$9,010	$11,164	$12,412	$13,815	$14,796	$19,956	$27,413	$20,037
Operating Expense Per Transaction Excluding Revenue Share ($)	$1,189	$892	$802	$1,146	$1,132	$788	$725	$1,124	$1,440	$660
Adjusted Operating Expense ($, thousands)[3]	$5,636	$7,541	$6,804	$7,674	$9,542	$10,633	$11,385	$11,226	$13,600	$14,728
Adjusted Operating Expense Per Transaction ($)	$902	$738	$606	$787	$870	$606	$558	$632	$715	$485

1Defined as the ratio of full-time brokerage employees (excluding One Real Title and One Real Mortgage employees) to the number of agents on our platform.

2Reflects total company revenue divided by full-time brokerage employees (excluding One Real Title and One Real Mortgage employees).

3Adjusted operating expense excludes revenue share, stock-based compensation, depreciation and other non-recurring or non-cash expenses.

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Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real’s expectation regarding increasing the number of agents, revenue growth and profitability and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real’s business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns, Real’s ability to attract new agents and retain current agents and those risk factors discussed under the heading “Risk Factors” in the Company’s Annual Information Form dated March 14, 2024, and “Risks and Uncertainties” in the Company’s Quarterly Management’s Discussion and Analysis for the period ended June 30, 2024, copies of which are available under the Company’s SEDAR+ profile at www.sedarplus.ca.

These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life’s most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and Canada, Real supports over 20,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses. Additional information can be found on its website at www.onereal.com.

Contact Information

For additional information, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221

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